Exhibit 99.8
COMSCORE, INC.
EMPLOYMENT INDUCEMENT PLAN
1.Purpose. The purpose of the Comscore, Inc. Employment Inducement Plan (the “Plan”) is to promote the success of Comscore, Inc., a Delaware corporation (the “Company”), and its Subsidiaries by providing for the grant of equity-based incentives to individuals who enter into employment with the Company and for whom such awards constitute a material inducement to entering into such employment. Capitalized terms used but not defined herein shall have the meanings set forth in the Company’s Amended and Restated 2018 Equity and Incentive Compensation Plan, or any successor equity compensation plan of the Company, as amended from time to time (the “Incentive Plan”).
2.Share Reserve. Subject to adjustment pursuant to Section 7, a total of 1,000,000 shares of the Company’s common stock shall be available for issuance under the Plan. If any Award (as defined below) under this Plan is cancelled or forfeited, expires, is settled for cash, or is unearned, the shares of Common Stock subject to such Award will, to the extent of such cancellation, forfeiture, expiration, cash settlement, or unearned amount, again be available under this Plan. For the avoidance of doubt, shares available under this Plan are separate from, and shall not reduce, the share reserve under the Incentive Plan.
3.Eligible Individuals. Awards may be granted under the Plan to any officer or employee of the Company or of any of its Subsidiaries who is eligible to receive an inducement award or inducement grant under Nasdaq Listing Rule 5635(c) or any successor rule (each such individual, an “Eligible Individual”), provided that such individual also must be an “employee” of the Company or any of its parents or subsidiaries within the meaning of General Instruction A.1(a) to Form S-8. An employee on leave of absence may be considered as in the employ of the Company or one of its Subsidiaries for purposes of eligibility for participation in the Plan.
4.Administration. The Plan shall be administered by the Compensation Committee of the Company's Board of Directors (the “Board”) composed solely of independent directors or, if applicable, by a majority of the Company'’s independent directors (as applicable, the “Administrator”). The Administrator shall have full authority to (i) designate Eligible Individuals, (ii) grant awards to Eligible Individuals, (iii) determine the terms and conditions of awards, (iv) interpret and administer the Plan, and (v) establish, amend, suspend, or waive rules and regulations used to administer the Plan.
5.Awards. The Administrator may grant Option Rights, Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units, other stock-based awards, or any combination of the foregoing (each, an “Award”), provided that no Incentive Stock Options may be granted under this Plan.
6.Award Agreements. Each Award shall be evidenced by an award agreement containing such vesting, forfeiture, settlement, and other terms as the Administrator determines.
7.Adjustments. In the event of any stock split, stock dividend, combination of shares, recapitalization, merger, reorganization, or similar transaction affecting the Company's common stock, the Administrator shall make such equitable adjustments to the number and kind of shares available under the Plan as the Administrator in its sole discretion, exercised in good faith, determines is appropriate to reflect such event.
8.Amendment and Termination. The Board may amend, suspend, or terminate the Plan at any time, subject to applicable law and stock exchange requirements.
9.Effective Date. The Plan was adopted by the Board to be effective on August 6, 2026 (the “Effective Date”). No Awards may be granted under the Plan on and after the tenth anniversary of the Effective Date, which is August 6, 2036.
10.Relation to the Incentive Plan. Except as expressly modified herein, the terms and conditions of the Incentive Plan relating to plan administration (currently Section 10 of the Incentive Plan), adjustments (Section 11), detrimental activity and recapture (Section 13), transferability (Section 15), withholding taxes (Section 16), and compliance with Section 409A of the Code (Section 17) (as such sections may be amended from time to time) are hereby incorporated by reference and shall govern all Awards granted under this Plan. The Administrator shall have all of the authority, rights, and powers provided in the Incentive Plan to the administrative committee thereunder with respect to awards granted under the Incentive Plan as if the Awards granted under this Plan were subject to the Incentive Plan. In the event of any conflict between this Plan and the Incentive Plan, this Plan shall control.